IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD'S NET OPERATING CASH FLOW FROM CONTINUING OPERATIONS INCREASES BY 90%

WESTWOOD RAMP-UP ON TRACK, $800 MILLION IN AVAILABLE LIQUIDITY

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2016 for more information.

Toronto, Ontario, May 3, 2016 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the quarter ended March 31, 2016.

"We had a strong start to the year," said Steve Letwin, IAMGOLD President and CEO. "Our bottom line improved significantly over the previous year and net operating cash flow from continuing operations rose by 90%. We continued to focus on increasing operating margins and our all-in sustaining costs came in at $1,084 an ounce. Essakane's throughput increased 9% despite the high proportion of hard rock, Rosebel's all-in sustaining costs fell 8% with the continued success of its productivity improvement initiatives, and we're continuing to make progress on securing other sources of soft rock in and around the Rosebel operation. At Westwood, we achieved our production target and the rate of underground development is on track at approximately 2,100 metres a month. The Westwood team has done outstanding work to increase drilling productivity and we're confident we can maintain the pace to a full ramp-up in 2019.

"To help fund development work at Westwood we raised $30 million through the issuance of flow through shares," continued Mr. Letwin. "And we took advantage of the upturn in the gold price to sell our investment in gold for $170 million, which was a 75% return on investment. At the end of the quarter we had approximately $660 million in cash. Subsequently in April, Ressources Québec joined our credit facility with a C$50 million commitment. Our strong liquidity provides flexibility to invest in future profitable growth opportunities."

First Quarter 2016 Highlights

- Attributable gold production and attributable gold sales of 191,000 ounces.
- All-in sustaining costs[1] of $1,084/oz sold.
- Total cash costs[1] of $746/oz produced.
- Net earnings from continuing operations attributable to equity holders of $53.1 million was up $69.6 million from Q1/15, primarily due to the gain on the sale of gold bullion.
- Net cash from operating activities from continuing operations of $51.4 million, up 90% from Q1/15.
- Cash, cash equivalents and restricted cash were $658.1 million at March 31, 2016.
- Sold investment in 135,148 ounces of gold bullion at an average price of $1,260 an ounce for net proceeds of $170.3 million, representing a $73 million gain over book value.
- Received $30.3 million in net proceeds through the issuance of flow through shares to fund development work at Westwood in 2016.
- Ramp-up of underground development at Westwood on track.

- Maintaining 2016 production guidance of 770,000 to 800,000 attributable ounces at all-in sustaining costs of $1,000 to $1,100 an ounce.

Subsequent to Quarter-end

- In April, we announced that Ressources Québec had joined IAMGOLD's revolving credit facility with a commitment of $38 million (C$50 million). The facility now totals $138 million. We maintain the potential to increase the total facility to $250 million.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

		Three months ended March 31,	
Financial Results ($ millions, except where noted)		**2016**	2015
Continuing Operations			
Revenues	$	**219.7** $	244.7
Cost of sales	$	**213.2** $	231.7
Earnings from operations[1]	$	**6.5** $	13.0
Net earnings including discontinued operations attributable to equity holders of IAMGOLD	$	**53.1** $	24.1
Net earnings including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$	**0.13** $	0.06
Adjusted net loss including discontinued operations attributable to equity holders of IAMGOLD[1]	$	**(7.3)** $	(26.7)
Adjusted net loss including discontinued operations attributable to equity holders per share ($/share)[1]	$	**(0.02)** $	(0.07)
Net cash from operating activities including discontinued operations	$	**51.4** $	30.0
Net cash from operating activities before changes in working capital including discontinued operations[1]	$	**49.8** $	54.8
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$	**0.13** $	0.14
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$	**—** $	40.6
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$	**—** $	0.10
Key Operating Statistics			
Gold sales – attributable (000s oz)		**191**	208
Gold production – attributable (000s oz)		**191**	208
Average realized gold price[1] ($/oz)	$	**1,188** $	1,221
Total cash costs[1] ($/oz)	$	**746** $	846
Gold margin[1] ($/oz)	$	**442** $	375
All-in sustaining costs[1] ($/oz)	$	**1,084** $	1,113

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

FIRST QUARTER 2016 HIGHLIGHTS

Financial Performance

- Revenues from continuing operations for the first quarter 2016 were $219.7 million, down $25.0 million or 10% from the same prior year period due to lower sales volume at Rosebel ($15.3 million) and Westwood ($10.6 million) and a lower realized gold price ($5.9 million), partially offset by higher sales volume at Essakane ($6.8 million).

- Cost of sales from continuing operations for the first quarter 2016 was $213.2 million, down $18.5 million or 8% from the same prior year period. The decrease was the result of lower operating costs ($17.3 million), lower depreciation expense ($0.8 million), and lower royalties due to a lower realized gold price ($0.4 million). Operating costs were lower primarily as a result of lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, lower mining at Westwood due to underground development and remedial work related to the revised ramp-up, lower labour costs at Rosebel following the workforce reductions in 2015, the devaluation of the Surinamese dollar relative to the U.S. dollar and productivity improvements.

- Depreciation expense for the first quarter 2016 was $61.5 million, down $0.8 million or 1% from the same prior year period, primarily due to lower amortization of capitalized waste stripping at Essakane and lower carrying values at the Westwood mine, partially offset by lower reserves at Rosebel, and timing of capital additions.

- Income tax expense from continuing operations for the first quarter 2016 was $6.0 million, down $15.8 million or 72% from the same prior year period. Taxes were higher in the first quarter 2015 due to an increase in the tax expense related to the strengthening U.S. dollar. This reduced the value of tax receivables and the tax basis of mining assets in foreign jurisdictions, which lowered the value of future estimated tax deductions available when translated into U.S. dollars.

- Net earnings from continuing operations attributable to equity holders for the first quarter 2016 were $53.1 million or $0.13 per share, up $69.6 million or $0.17 per share from the same prior year period. The increase was mainly due to the gain on sale of gold bullion ($72.9 million), lower derivative losses ($18.9 million), lower cost of sales ($18.5 million), lower income tax expense ($15.8 million) and lower exploration expenses ($3.6 million). This was partially offset by the absence of the gain on the sale of the Diavik royalty ($43.5 million) and lower revenues ($25.0 million).

- Adjusted net loss including discontinued operations attributable to equity holders[1] for the first quarter 2016 was $7.3 million ($0.02 per share[1]), down from an adjusted net loss of $26.7 million ($0.07 per share[1]) for the same prior year period.

- Net cash from operating activities including discontinued operations for the first quarter 2016 was $51.4 million, up $21.4 million or 71% from the same prior year period. The increase was mainly due to a lower movement in non-cash working capital ($26.4 million) and lower net settlement of derivatives ($14.1 million), partially offset by lower earnings after non-cash adjustments ($20.1 million).

- Net cash from operating activities before changes in working capital[1] including discontinued operations for the first quarter 2016 was $49.8 million ($0.13 per share[1]), down $5.0 million ($0.01 per share[1]) or 9% from the same prior year period.

Financial Position

- Cash, cash equivalents and restricted cash were $658.1 million at March 31, 2016, up $110.1 million from December 31, 2015. The increase was mainly due to proceeds from the sale of gold bullion ($170.3 million), cash generated from operating activities ($51.4 million) and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by repayment of the credit facility ($70.0 million), and spending on Property, plant and equipment and Exploration and evaluation assets ($69.6 million).

- In the first quarter 2016, we issued 12.0 million flow through common shares for net proceeds of $30.3 million. The issuance of flow through shares effectively transfers the tax deduction of exploration and project development expenses in Canada to the purchaser of the flow through shares. Flow through shares are designed to provide an incentive for financing qualifying exploration and development ventures in Canada. These transactions allow us to fund previously planned expenditures without reducing our liquidity. The flow-through common shares were primarily issued to fund development expenditures on the Westwood mine in Quebec.

Production and Costs

- Attributable gold production, inclusive of joint venture operations, for the first quarter 2016 was 191,000 ounces, down 17,000 ounces from the same prior year period. The decrease was due to lower grades at Rosebel (8,000 ounces), lower production at Westwood (7,000 ounces), lower grades at Essakane (1,000 ounces), and lower production from the Joint Ventures (1,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, for the first quarter of 2016 were 191,000 ounces, which was equal to attributable gold production.

- Total cash costs[1] for the first quarter 2016 were $746 per ounce produced, down 12% from the same prior year period. The decrease was mainly due to lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, lower labour costs at Rosebel following the workforce reductions in 2015, the devaluation of the Surinamese dollar relative to the U.S. dollar and productivity improvements, partially offset by lower overall production. Total cash costs[1] in the first quarter 2016 were reduced by $32 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (March 31, 2015 - $nil), and included realized derivative losses of $10 an ounce (March 31, 2015 - $60 an ounce).

- All-in-sustaining costs[1] for the first quarter 2016 were $1,084 per ounce sold, down 3% from the same prior year period. The decrease was primarily due to lower cash costs, partially offset by an increase in sustaining capital and lower sales. All-in sustaining costs[1] in the first quarter 2016 were reduced by $32 an ounce to reflect the normalization of costs and revised ramp-up at Westwood (March 31, 2015 -$nil), and included realized derivative losses of $10 an ounce (March 31, 2015 - $64 an ounce).

Commitment to Zero Harm Continues

- Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate[2]) for the first quarter 2016 was 0.38, an improvement over our target of 0.62 and 0.67 for 2015. The lower DART rate was largely attributable to the strong health and safety performance achieved at Westwood.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

Three months ended March 31,	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)	
	2016	2015	2016	2015	2016	2015
Owner-operator						
Essakane (90%)	88	89	$ 691	$ 761	$ 1,116	$ 988
Rosebel (95%)	68	76	768	850	955	1,037
Westwood (100%)	15	22	857	1,130	890	1,507
	171	187	736	841	1,111	1,135
Joint Ventures	20	21	833	889	852	921
Total operations	191	208	$ 746	$ 846	$ 1,084	$ 1,113
Cash costs, excluding royalties			$ 694	$ 796		
Royalties			52	50		
Total cash costs[1]			$ 746	$ 846		
All-in sustaining costs[1]					$ 1,084	$ 1,113

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

OPERATIONS ANALYSIS BY MINE SITE

(Refer to the annual MD&A for further details.)

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Essakane produced 88,000 attributable ounces of gold in the first quarter 2016 compared to 89,000 ounces in the same prior year period. The slight variance was primarily due to lower grades, partially offset by higher throughput and improved recoveries. Mill throughput was higher than the same prior year period due to improvements in drilling and blasting, optimization of the grinding circuit and the use of blended ore to achieve stable feed.

Production in the first quarter 2016 was lower than the 98,000 ounces produced in the fourth quarter 2015. Although the grade was slightly higher, throughput declined by 12% mainly due to a significant increase in the percentage of hard rock, which rose from from 60% to 79%.

Total cash costs per ounce produced were $691 in the first quarter compared to $761 in the same prior year period. The decrease was primarily due to lower realized fuel prices, the stronger U.S. dollar relative to the Euro and improved plant performance, partially offset by higher consumption of explosives and fuel. Essakane continues to explore initiatives to reduce fuel consumption in the future, including the addition of a solar power plant.

All-in sustaining costs per ounce sold during the first quarter were $1,116 compared to $988 in the same prior year period. The increase was primarily due to higher sustaining capital expenditures driven by an increase in capitalized waste stripping, partially offset by lower cash costs.

The site continues to make significant progress with performance improvement initiatives, including the installation of an intensive leach reactor and carbon fines incinerator. With engineering work now completed, we expect both projects to be commissioned in the third quarter 2016.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production in the first quarter 2016 was 68,000 ounces compared to 76,000 ounces in the prior year period. The 11% decrease was primarily due to lower grades resulting from pit sequencing and lower throughput. Mill throughput was lower mainly due to a higher proportion of hard rock milled during the first quarter 2016 compared to the same prior year period.

Total cash costs per ounce produced were $768 in the first quarter compared to $850 in the same prior year period. The decrease was primarily due to lower fuel prices, lower labour costs following the workforce reductions in 2015 and the devaluation of the Surinamese dollar against the U.S. dollar, improved life for haulage trucks, and improved haul truck and loading unit productivity, partially offset by an increase in power consumption caused by a higher proportion of hard rock.

All-in sustaining costs per ounce sold during the first quarter 2016 were $955 compared to $1,037 in the same prior year period, primarily due to lower operating costs and lower sustaining capital expenditures.

To manage the challenge of an increasing proportion of hard rock, Rosebel continues to enhance the performance of the grinding circuit, including commissioning of a new flex power drive which is helping to increase the grinding capacity for hard rock. In addition, Rosebel continues to make progress on securing other sources of soft rock in and around its operations. With on-going metallurgical improvements to elution, carbon management and gravity optimization, the operation continues to work on reducing gold inventory in the circuit. In addition, mining costs continue to benefit significantly from the cost savings initiatives implemented in 2015, especially in the areas of loading and hauling and drilling and blasting, despite the higher costs relating to grade control.

Westwood Mine - Canada (IAMGOLD Interest - 100%)

Gold production in the first quarter 2016 was 15,000 ounces compared to 22,000 ounces in the same prior year period. Through 2016, the mill will operate on a reduced production plan due to the low level of mining as the mine ramps up to full production in 2019.

Underground development work continued throughout the first quarter to open up access to new mining areas with over 6,200 metres of lateral and vertical development. Underground stope development is on target with lateral development averaging 61 metres a day. The rehabilitation work related to reopening of the 104 mining block is progressing well, with completion of the first of the five by-pass drifts during the quarter. This allows for improved operational efficiency and better access to the eastern production blocks. In addition, production from the planned mining blocks is on schedule with better than expected dilution and grades. Overall development of the track drifts is ongoing and in accordance with our revised mine ramp-up plan.

In accordance with International Financial Reporting Standards, costs attributed to inventory for the first quarter 2016 were reduced by $6.1 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. Cash costs per ounce in the first quarter 2016 were reduced by $418 per ounce produced, and all-in sustaining costs by $343 per ounce sold. As a result, total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter were $857 and $890, respectively, compared to $1,130 and $1,507 in the same prior year period.

We expect to continue normalizing total cash costs and all-in sustaining costs for Westwood in 2016 on a similar basis as 2015.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production in the first quarter 2016 of 19,000 ounces was unchanged from the same quarter last year due to an increase in throughput, partially offset by slightly lower grades.

Total cash costs and all-in sustaining costs for the first quarter 2016 were $795 per ounce produced and $821 per ounce sold, respectively. Both were lower than the previous year by 10% mainly due to lower fuel and consumables prices, lower contractor costs, favourable foreign exchange rates and mill throughput improvements.

We expect Sadiola to continue mining and milling oxides into early 2018. We continue to update the technical and economic studies on the sulphide expansion project and, with our partner AngloGold Ashanti, to look at options to extend the life of the mine.

EXPLORATION

(Refer to the Q1 2016 MD&A for further details)

In the first quarter 2016, expenditures for exploration and project studies were $9.9 million, of which $6.0 million was expensed and $3.9 million capitalized. Drilling on active projects and mine sites totalled approximately 50,500 metres.

Wholly-Owned Projects

Boto - Senegal

Technical and environmental studies to advance the economic evaluation of the project continued in the first quarter. In the second quarter we commenced a diamond drilling program in the area of the Malikoundi deposit. The objective is to target mineralization previously intersected in the foot wall of the deposit and to test for potential higher grade extensions at depth.

Pitangui - Brazil

In 2016, an approximate 9,000 metre diamond drilling program is planned to test priority targets with the potential to expand current mineralization and to discover new zones. During the first quarter, we completed approximately 2,200 metres of diamond drilling to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit. This is a positive indicator and confirms that we are exploring in a favourable sequence of rocks, which could potentially host additional mineralization.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision to do so a function of the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

In the first quarter 2016, remaining assay results from 9 drill holes were reported from the 2015 diamond drilling program. Highlights included 2.76 metres grading 9.05 g/t Au (see news release dated February 22, 2016). Also during the quarter, more than 7,100 metres of diamond drilling was completed, targeting the Megane-325 zone and its host structure for additional zones of mineralization. Assay results are pending and will be reported as they are received and validated.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)
In the first quarter 2016, approximately 650 metres of diamond drilling was completed as part of a proposed 5,500 metre diamond drilling program to test selected gold-silver vein systems highlighted from previous programs. Assay results will be reported as they are received and validated.

Siribaya - Mali (50:50 Joint Venture with Merrex Gold Inc.)

In the first quarter 2016, assay results from 31 holes were reported from the reverse circulation drilling program completed in the fourth quarter of 2015. Highlights included 72.0 metres grading 1.61 g/t Au, including 8.0 metres grading 6.38 g/t Au (see Merrex news release dated March 7, 2016). The 2016 drilling program comprises approximately 7,000 metres of diamond drilling and 6,500 metres of reverse circulation drilling. The focus is on the new Diakha discovery and is designed to increase confidence in the current resources and to continue expanding mineralization northward along strike and at depth. By the end of the first quarter, nearly 1,000 metres of diamond and reverse circulation drilling had been completed. Assay results are pending and will be reported as they are received and validated.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)
In the first quarter 2016, approximately 4,500 metres of diamond drilling was completed targeting extensions to known zones and testing nearby induced polarization anomalies. Initial results appear to indicate the discovery of a new zone of gold mineralization coincident with an induced polarization anomaly located immediately north of the known zones. Initial assay results (see Vanstar news release dated April, 5, 2016) have confirmed intersections from the new discovery area with up to 35.84 metres grading 1.90 g/t Au, including 17.97 metres grading 3.20 g/t Au; and 23.02 metres grading 1.23 g/t Au, including 10.34 metres grading 2.02 g/t Au. Assay results are pending for an additional 8 holes.

End Notes (*excluding tables*)

[1] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[2] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, May 4, 2016 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s first quarter 2016 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the heading "First Quarter 2016 Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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